

Digifox

Get Paid In Crypto

Problem

If employees want to get paid partially in crypto, employers have to integrate custom payroll solutions

The cost-benefit analysis shows such integration usually isn't valuable for employers

This limits cryptocurrencies, like bitcoin, from becoming an acceptable form of payment



Solution: Meet Digifox

Digifox serves as an all-in-one finance app for your cryptocurrency activities

Digifox offers the unique selling proposition of earning a portion or all of your income in the form of cryptocurrency directly from your employer, without any changes in the employer's payroll system

Digifox also allows you to buy crypto and earn interest on your digital assets



About Digifox

Digifox launched in June 2020 starting off as a smart wallet built on the ethereum network, acquiring over 30,000 users in our first year.

We have already begun working towards our 10 year vision of becoming an all-in-one financial platform and bringing financial access to everyone.

Get Paid In Crypto (GPIC) will serve as the unique selling proposition to scale Digifox and allow for us to offer other services.

30,000
App Downloads

160+
Countries Served

$350K+
Revenue

21
Team Members

$650k+
Funds Raised To Date

$8M+
Avg AUM past 6 months

Get Paid In Crypto (GPIC)

Get Paid In Crypto is a first of its kind feature that allows nearly 300 million users across the globe to get paid a portion or all of their income in the form of crypto

Digifox will initially support Bitcoin, Ethereum, and Litecoin, and service users within the US


9:41
$1,000.00
0.02 BTC
You just got paid!
You've received $1,000 dollars in the form of Bitcoin. It's now earning 4% APY while it sits in your Digifox account.
Got it!

The Three Step Process



Set Your Allocation

Create Your Wallet

Contact Your Employer

Business Model

Digifox Fees

1%
GPIC Fee

1%
Withdrawal Fee

1%
Trading Fee

Business Model

Get Paid In Crypto provides recurring revenue for Digifox

Each paycheck generates a minimum of 1% on volume

As more users earn a portion of their pay in the form of crypto, Digifox's revenue will grow

  

1M Users × $250 of each paycheck



$250,000,000 × 1%

$2,500,000
in bi-weekly revenue

Go-To-Market Strategy







Employers Program

Digifox will collaborate with pre-selected companies to offer crypto to their employees. Scaling through B2B partnerships is essential for sustainable long-term growth.

Influencer Marketing

We have crafted a network of YouTubers and Twitter Influencers who are interested in bringing Get Paid In Crypto to their crypto-native audience, with a combined following of over 1M+

DataDash

With over 500,000 subscribers and 1M+ views per month, DataDash has a wide reach of users across the United States, our first target market for GPIC.

Get Paid In Crypto Benefits

Topic	Employer	Employee
Cost	Zero cost	2-3% of GPIC volume
Convenience	No adjustments required Never touches crypto Added employee benefit	One-time setup No employer consent required Likely settles same day as payroll

Competition



Earn Income
In Crypto

Buying
Crypto

Managing
Digital Assets

Leadership Team



Nicholas Merten
Founder & CEO

Founder of DataDash, one of the largest cryptocurrency YouTube channels with over 460,000 subscribers and 90,000 followers on Twitter. He's not only self-funded Digifox through the pre-seed stage, but has gone about shaping the vision of the company through his years of experience in the crypto industry.



Hope Szymanski
COO & Head of Client Success

Hope has possessed a entrepreneurial spirit from a very young age and now has many years of experience at several early and intermediate-stage startups in the areas of sales, marketing, operations, and business development. Deeply passionate about spreading financial freedom throughout the world, she's joined the Digifox team to lead the company forward towards that goal.



Konrad Mainzer
Lead Engineer

As an ex-Microsoft, Toyota, and KPMG employee, Konrad has 20 years of experience leading teams through difficult challenges, as well as building complex solutions for startups and enterprise brands. He even has experience building crypto wallet technology utilizing the stellar network. As Lead Engineer, he's helped to grow the engineering team at Digifox, as well as scale the existing architecture to service more users.

Leadership Team



James Head
Product Manager

James brings a decade's worth of
experience in Agile development to the
Digifox team. Designing UX solutions
since 2011, he's partnered with
companies like Kodak, Alaris, Xerox, and
Bose. James specializes in SSoT
Documentation, Accessibility Standards,
and MFA security.



Jana Petkanic
Business Development Associate

Jana Petkanic is a 5 year experienced
consultant specialized in cryptocurrencies
and decentralized finance. Previously serving
as the largest cryptocurrency events
organizer in the Netherlands, and working at
enterprise companies like Accenture, she's
gained a wide range of experience, making
her adaptable to just about any work
environment.

Team



Julius Lattke
Lead UX Designer



Eugene Fernandes
Marketing Manager



Francis Erdman
Lead Support Engineer



Zachary Lee
Full Stack Engineer



Juan Andreu
Full Stack Engineer



Sebastian Fresta
DevOps Engineer



Maurovic Cachia
Frontend Engineer



Mark Sciberras
Backend Engineer



Clizman Pintley
Backend Engineer



Mark Priddy
Client Success
Champion



Mellanie Winston
Client Success
Champion



Nina Acasio
Client Success
Champion

Advisors



John deVadoss
Operations Advisor



Co-Founder
InterWork Alliance



Zeb Evans
Technical Advisor



Founder & CEO
ClickUp



Jonathan Gaucher
Branding Advisor



Founder & CEO
Arcane Bear



What’s Next For Digifox?

Individual Retirement Accounts (IRA)

Getting paid in crypto is great. Not having to stress about taxes while doing so makes it even better.

With IRA Accounts, we can offer users the ability to invest $6,000-7,000, tax deductible, each year, freeing them of their annual income and capital gain tax obligations.

We'll also generate an additional 1% of all GPIC volume into IRA Accounts.



$120-140

Annual revenue per user who maximizes their annual contribution

($230-269 per bi-weekly paycheck)

Smart GPIC

Getting paid in crypto is a great investment strategy. With Smart GPIC, we make it even more powerful.

Smart GPIC uses a set of input parameters which determine when it's an optimal time to get paid more or less in crypto. These parameters include market sentiment and models based on on-chain analysis.



Fundraising

Equity Raise: $5M
24 month runway

Highlight Expenditures:

- Double our marketing efforts & support team

- Double our engineering capacity to consistently ship quality features

- Scale out our quality assurance team (QA)



Development
62.5%

Marketing
20%

Legal
10%

WeFunder
7.5%

Why Now?

- Cryptocurrencies have grown to an over 1 trillion dollar asset class

- People are struggling to maintain the purchasing power of their savings now more than ever with runaway inflation

- Banks are finally open to collaboration on delivering scalable cryptocurrency applications for the masses



Contact Us Via Email

investors@digifox.finance





Digifox

Get Paid In Crypto